ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

December 5, 2021

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)

Amendment No. 2 to Registration Statement on Form 10-12G Filed October 20, 2021 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated November 23, 2021, with respect to our Amendment No. 2 to Registration Statement on Form 10-12(g) filed on October 20, 2021.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 20, 2021

Introductory Comment, page ii:

1.        We note your response to comment 1 of our October 4, 2021 comment letter and the added disclosure in Introductory Comment section that your officers and directors reside in Canada. We also note that in Item 4 you disclose that the CEO and President of the Company indicates his address as located in China. Please clarify or disclose this China/Hong Kong connection in Introductory Comment section. Also, in order to fully respond to comment 1 of our October 4, 2021 comment letter, please disclose in Introductory Comment section your officers' and directors' ties to China/Hong Kong, as well as the likely associated risks to the Company from the Chinese government's oversight.

Response:

Mr. Zhang’s address is 5689 condor Pl., Mississauga, ON L5V 2J4 Canada. The address was corrected in Item 4.

2.        We note your response to comment 3 and your revised disclosure. Please revise to clarify the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.

Response:

The following language was inserted in the Introductory Comment, page ii:

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common stock.

3.        We note your response to comment 4. Please revise your disclosure to state, if true, that you have not received the requisite permissions from CAC, CSRC and the MEPRC.

Response:

The following language was inserted in the Introductory Comment, page ii:

If and when, our contemplated operations are to be in China, ARMC may be required to comply with CRSC, CAC and MERPC rules and regulations. Our operations may be required to receive permission from these entities to conduct business. As of this time, we have not received the requisite permissions from CAC, CSRC and the MEPRC.

4.        We note your response to comment 5 and the revise disclosures. We reissue the comment in its entirety. Provide a clear description of how cash will be transferred through the post combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response:

The following language was inserted in the Introductory Comment, page i:

If we acquire a Chinese business, we will be subject to cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE).

Companies based in China have utilized SWIFT and the Clearing House Interbank Payments System, which has widely been used to transfer cash between entities, across borders, and to for from US investors

At this time, we do not have a plan in place for cross border payments as we have not acquired a company based in China. If we acquire a Chinese business, we will be subject to cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE).

If we acquire a company based in China our ability to transfer cash between entities, across borders, and to US investors may be restricted or prohibited if SAFE determines our business does not meet its criteria.

If we adopt a VIE structure, ARMC will comply with US laws, PRC laws and regulations. ARMC will also work out financial plans to establish cash flow to parent company, subsidiaries level and VIE level regarding daily operation and dividends pay out. However, there is no guarantee that cash will be distributed from businesses, including subsidiaries and/or consolidated VIEs, to the parent company. There is also no guarantee we will have the ability to settle amounts owed under the VIE agreements. If this occurs our business would be greatly affected, and our stock could decline or become worthless. In addition, the investor could lose all their investment.

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5.        Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response:

The following language was inserted in the Introductory Comment, page ii:

Language inserted…………As of this date, we have not made transfers, dividends, or distributions.

We have not implemented a VIE as of this time and have no earnings distribution plan in place.

6.       Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response:

The following language was inserted in the Introductory Comment, page ii:

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures.

ARMC will be subject to CRSC rules and regulations and has not received approval at this time. As such, we will be required to submit information about our business to CRSC for approval and will be subject to continued compliance. If we become noncompliant with CRSC rules, our business operations could be suspended, and our stock could become worthless. In addition, if we decide to implement a VIE structure, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

The value of our stock could decline or become worthless. The CRSC and SEC are working together to ensure compliance and protection of foreign investor rules. ARMC could be delisted as a result of not complying with these rules.

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Item 1A. Risk Factors, page 4

7.        We note your response to comment 6 and your new risk factor “Risks Related to Access to Information and Regulatory Oversight” on page 5. Please revise the risk factor “Risks Related to Access …” to address the Holding Foreign Companies Accountable Act. Also please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely the auditor of a target company because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response:

The following language was inserted in Item 1A. Risk Factors, page 4, Risks Relating to our Business

Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Is located in a foreign jurisdiction; and
•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
•	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

If our PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless.

8.        Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination.

Response:

The following language was inserted in Item 1A. Risk Factors

See last sentence in response to comment 7 above.

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9.       We note your response to comment 9 and your additional risk factor disclosure. Please revise your disclosure to clearly indicate the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for a business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also revise your risk factor “Risks Related to the Regulatory Environment” to clearly address the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Finally, revise your last sentence in that risk factor which indicates “such actions could ... hinder your ability to offer or continue to offer securities….” (Emphasis added.)

Response:

The following language was inserted in Item 1A. Risk Factors

Risks Related to Access to Information and Regulatory Oversight

Risks Related to the Regulatory Environment

Language inserted……. The Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that we may target, could hinder, or influence our operations at any time. If the Chinese government were to intervene in the target of a potential business combination it could result in a material change in our operations. If it were determined that the target is not compliant with Chinese law, we would be prevented from moving forward with our business plan. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value our securities to significantly decline or be worthless.

Risks Related to the Regulatory Environment

Language inserted……. Regarding China based issuers, the Chinese government has made recent statements indicating the intent to exert more oversight and control over offerings that are conducted overseas and relating to foreign investment.

Language revised….. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value our securities to significantly decline or be worthless.

10.       We note your response to comment 10 and the addition of the risk factor disclosure under “Limitations on Shareholder Rights and Recourse” on page 6. Please clarify your disclosure that if your potential initial business combination is with a target business in or having substantial operations in China and subject to cybersecurity review, you face uncertainties as to whether such clearance can be timely obtained, or at all, and that you may incur additional time delays to complete any such acquisition. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure to explain how this oversight could impact the process of searching for a target as well as your business on a post-combination basis. Also revise your last sentence which indicates “such actions could ... hinder your ability to offer or continue to offer securities….” (Emphasis added.).

Response:

The following language was inserted in Item 1A. Risk Factors

Our potential business combination, international education and management services, will have operations in China and will be subject to cybersecurity review. We face uncertainties as to whether such clearance can be timely obtained, or at all, and we may incur additional time delays to complete any anticipated acquisitions.

In light of greater oversight by CAC for companies seeking to list on a foreign exchange, target business combinations could be impacted. If CAC determines our target business does not meet its requirements, our ability to implement our business plan will be greatly affected

Language changed….. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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11.       Advise us who are the shareholders of the Mitex Group Ltd. and tell us if they are associated with the company’s officers and/or directors.

Response:

Ben Van Wijhe is the shareholder for Mitex Group Ltd. and Mr. Wijhe is not associated with the company’s officers and directors.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Asiarim Corp. Un Monde International Ltd.

	By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer

cc: Jimmy Lee

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